Exhibit 99.1

Zapp EV Opens New Factory Ahead of Schedule

The previously announced new microfactory reference site showcases Zapp’s proprietary, flexible and ‘gen-2’ sustainable production innovations, demonstrating its low-cost installation and setup that can be quickly replicated in additional locations.

LONDON, December 19, 2024 – Zapp Electric Vehicles Group Limited (Nasdaq: ZAPP) (“Zapp EV” or the “Company”), owner of “Zapp”, the British electric vehicle brand on a mission to revolutionise personal urban mobility, today announced it has opened its new microfactory reference site in the Bangkok Free Trade Zone industrial park in Thailand. Working together with AIH Group, a leading automotive industrialisation consultancy, the facility was delivered in less than three months and ahead of schedule.

The ISO 9001:2015 certified microfactory can deliver up to 20,000 units per year from its compact 12,000 square feet space, utilising Zapp’s manufacturing innovations developed in-house. This microfactory system capitalises on the Company’s proprietary assembly process, which together deliver both Zapp’s ‘gen-2’ sustainable assembly objectives and i300’s made-to-order and highly personalisable product.

Completing the reference site ahead of schedule confirms Zapp’s design and ability to quickly scale production to satisfy demand around the world. From the Bangkok Free Trade Zone, Zapp can fulfil domestic orders in Thailand as well as export internationally into key markets in Southeast Asia and Europe. Further, this microfactory system can be set up in other regions with high demand for electric two-wheelers, including the India subcontinent and South America. Each microfactory would have a capacity of 20,000 units per year from the same footprint and be opened within a similar timeframe.

Swin Chatsuwan, Founder and Chief Executive Officer of Zapp EV, said: “We are delighted to open our new reference microfactory ahead of schedule and within such a short period of time. The creation of this facility as a template for more locations enables us to scale production quickly to meet demand. Our team has accomplished a great deal with the added expertise of AIH Group. The intellectual property created and confirmed by this installation will be invaluable to promoting ‘gen-2’ sustainability in the electric two-wheeler industry, as well as powering the growth of our business.”

Corrie Kotze, Chief Executive Officer of AIH Group, added: “Zapp and others in the sector have rightly identified Bangkok as a strategic production hub for both the region and the world. We were pleased to support the Zapp team in this endeavor and we successfully achieved our goal of accelerating the timeline to open this new state-of-the-art facility.”

About Zapp EV

Zapp EV (Nasdaq: ZAPP) and its operating subsidiaries are run by a team of experts from the mobility industry, on a mission to redefine the electric two-wheeler segment. Zapp's debut product, the i300, is an urban electric high-performance two-wheeler capable of traditional motorcycle levels of performance in a step-through format, combining ease of use with exhilaration and fun. The i300 is the first in a suite of high-performance electric two-wheelers that Zapp plans to bring to market. Zapp will offer a high-quality direct-to-customer experience known as DSDTC (drop-ship-direct-to-customer). Customers ordering the i300 online will have their bikes conveniently delivered to their home by authorised “Zappers,” who will provide at-home inspection, service and support throughout the vehicle ownership lifecycle. Zapp is a registered trademark of Zapp Electric Vehicles Limited in the United Kingdom and other countries. For more information, visit www.zappev.com.

Zapp Investor Relations Contact:

Mark Kobal

Head of Investor Relations

ir@zappev.com

Zapp Media Relations Contact:

pr@zappev.com

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (or the “Exchange Act”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “budget,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are not historical facts but rather are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events and results to differ materially from those expressed or implied by the forward-looking statements in this document, including but not limited to various general and specific risks and uncertainties associated with the Company's business and finances in general.

Readers should review and carefully consider the risks and uncertainties described in the “Risk Factors” section of Zapp EV's annual report on Form 20-F (File No. 001-41693), which is incorporated herein by reference, and other documents the Company files with or furnishes to the U.S. Securities and Exchange Commission from time to time. These filings identify and address important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied by the forward-looking statements herein. The forward-looking statements herein represent the Company’s views as of the date of this document. Subsequent events and developments may cause these views to change. Readers are cautioned not to place undue reliance on the forward-looking statements herein, all of which are qualified by the foregoing cautionary statements. Except as required by applicable law, Zapp assumes no obligation and does not intend to update or revise the forward-looking statements herein, whether as a result of new information, future events, or otherwise. Zapp does not give any assurance that it will achieve its expectations. The inclusion of any statement in this document does not constitute an admission by Zapp or any other person that the events or circumstances described in any such statements are material.